EXHIBIT (a)(1)(iv)

MICREL, INCORPORATED

AGREEMENT TO TERMS OF ELECTION

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK FOR A NUMBER OF REPLACEMENT OPTIONS OR CASH PAYMENTS, DATED OCTOBER 2, 2009 (AS IT MAY BE AMENDED FROM TIME TO TIME, THE “OFFER TO EXCHANGE”).

If you would like to participate in this Offer, please indicate your election by checking the applicable boxes on the Offer Election Form and submitting it via Micrel’s Offer website by 11:59 P.M. Pacific Time on October 30, 2009 (unless the Offer is extended).

You may withdraw this election by submitting a new properly completed Election Form via the Offer website at http://www.participantchoice.com/tenderoffer/Micrel prior to the Offer expiration date, which will be 11:59 P.M. Pacific Time on October 30, 2009, unless we extend the Offer.

If for any reason you are unable to access Micrel’s Offer website , you may submit a paper copy of your Election Form by facsimile to Lia Punches at (408) 435-2400 but it must be completed, signed and received by 11:59 P.M. Pacific Time, on October 30, 2009 (or such later time and date as may apply if the offer is extended).

By electing to exchange my eligible options, I understand and agree to all of the following:

1. I hereby agree to exchange my eligible options indicated on the Election Form for new replacement options or a cash payment as determined in accordance with the Offer to Exchange on the terms of the Offer as set forth in the Offer to Exchange of which I hereby acknowledge receipt. Each eligible option indicated on the Election Form will be cancelled, on a grant-by-grant basis, on October 30, 2009 or, if the Offer is extended, on the extended Offer expiration date. Any new replacement options will be granted to me on October 30, 2009, in accordance with the terms of the Offer or, if the Offer is extended, on the expiration date of the extended Offer and any cash payment will be made to me promptly after such date.

2. The Offer is currently set to expire at 11:59 P.M. Pacific Time on October 30, 2009, unless Micrel, in its discretion, extends the period of time during which the Offer will remain open.

3. If I cease to be an active employee of Micrel or its majority owned subsidiaries before the expiration of the Offer, I will not receive any new replacement options or a cash payment. Instead, I will keep my current eligible options and they can be exercised or will expire in accordance with their terms.

4. Until 11:59 P.M. Pacific Time on October 30, 2009, I will have the right to withdraw or change the election that I have made with respect to all of my eligible options. HOWEVER, AFTER THAT DATE I WILL HAVE NO ABILITY TO CHANGE MY ELECTION. The last properly submitted Election Form received by Micrel prior to the expiration of the Offer shall be binding. Until the Offer period closes at 11:59 P.M. Pacific Time on October 30, 2009, I may withdraw my tendered eligible options at any time.

5. The tender of my eligible option grants will constitute my acceptance of all of the terms and conditions of the Offer. Acceptance by Micrel of my eligible options pursuant to the Offer will constitute a binding agreement between Micrel and me upon the terms and subject to the conditions of the Offer.

6. I am the registered holder of the eligible options tendered hereby, and my name and other information appearing on the Election Form are true and correct.

7. I am not required to tender some or all of my eligible options pursuant to the Offer.

8. MICREL AND/OR ANY INDEPENDENT FIRMS HIRED WITH RESPECT TO THE OFFER CANNOT GIVE ME LEGAL, TAX OR INVESTMENT ADVICE WITH RESPECT TO THE OFFER AND I HAVE BEEN ADVISED TO CONSULT WITH MY PERSONAL LEGAL COUNSEL, ACCOUNTANT, FINANCIAL, AND TAX ADVISORS AS TO THE CONSEQUENCES OF PARTICIPATING OR NOT PARTICIPATING IN THE OFFER.

9. Under certain circumstances set forth in the Offer to Exchange, Micrel may terminate or amend the Offer and postpone its acceptance of the eligible options I have elected to exchange. Should the eligible options tendered herewith not be accepted for exchange, such options will continue to be governed by their existing terms and conditions.

10. I understand that: (i) the value of any shares obtained upon vesting and exercise of the new replacement options granted pursuant to the Offer to Exchange is an extraordinary item which is outside the scope of my employment contract, if any; (ii) the new replacement options, any cash payment and the shares acquired upon vesting or exercise are not part of normal or expected compensation for any purpose, including but not limited to purposes of calculating any severance, resignation, dismissal, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

11. I understand that no claim or entitlement to compensation or damages shall arise from forfeiture of the right to participate in the option exchange resulting from termination of my employment with Micrel or any of its majority-owned subsidiaries (for any reason whatsoever and whether or not in breach of local labor laws) and I irrevocably release Micrel and its majority-owned subsidiaries from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, I shall be deemed irrevocably to have waived my entitlement to pursue such claim.

12. Regardless of any action that Micrel or its majority-owned subsidiaries take with respect to any or all income tax, social insurance, payroll tax, fringe benefits, payment on account or other tax-related withholding related to the Offer to Exchange, the new replacement options or any cash payment, as applicable (“Tax-Related Items”), I understand that the ultimate liability for all Tax-Related Items is and remains my sole responsibility and may exceed the amount actually withheld by Micrel or its majority-owned subsidiaries, if any. I further acknowledge that Micrel and/or its majority-owned subsidiaries (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Offer to Exchange and the new replacement options or any cash payment, as applicable, including, but not limited to, the exchange of eligible options, grant, vesting of the new replacement options, the cash payment, the issuance of shares of Micrel common stock upon vesting of the new replacement options or the subsequent sale of shares acquired pursuant to such issuance; and (2) do not commit to and are under no obligation to structure the terms of the Offer to Exchange or new replacement options or any cash payment, as applicable to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result. Further, if I have become subject to tax in more than one jurisdiction between the date of the grant of the new replacement options or any cash payment, as applicable, and the date of any relevant taxable or tax withholding event, as applicable, I acknowledge that Micrel and/or any of its majority-owned subsidiaries may be required to withhold or account for Tax-Related Items in more than one jurisdiction. In that regard, I authorize Micrel and/or any of its majority-owned subsidiaries to withhold all Tax-Related Items legally payable by me pursuant to the terms of my new stock option agreement and the 2003 Incentive Award Plan of Micrel, Incorporated.

13. I hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of my personal data as described in the Offer to Exchange and my applicable award agreement by and among, as applicable, my employer, Micrel and its majority-owned subsidiaries for the exclusive purpose of implementing, administering and managing my participation in the Offer to Exchange and the applicable plan. I understand that Micrel and my employer may hold certain personal information about me, including, but not limited to, my name, home address and telephone number, date of birth, social insurance or other identification number, salary, nationality, job title, any shares of or directorships held in Micrel or any of its majority-owned subsidiaries, details of all options or any other entitlement to Micrel shares awarded, canceled, exercised, vested, unvested or outstanding in my favor, for the exclusive purpose of implementing, administering and managing the plans and the Offer to Exchange (collectively, “Personal Data”). I understand that Personal Data will be transferred to any third party assisting in the implementation, administration and management of the applicable plan and the Offer to Exchange. I understand that the recipients of the Personal Data may be located in my country or elsewhere, and that the recipient’s country may have different data privacy laws and protections than my country. I understand that I may request a list with the names and addresses of any potential recipients of Personal Data by contacting my local human resources representative. I authorize Micrel, my employer and any other recipients of Personal Data which may assist Micrel (presently or in the future) with implementing, administering and managing the Offer to Exchange and the plans to receive, possess, use, retain and transfer Personal Data, in electronic or other form, for the purposes of implementing, administering and managing my participation in the Offer to Exchange and the applicable plan, including any requisite transfer of Personal Data as may be required to a broker or other third party with whom I may elect to deposit any shares issued upon vesting and exercise of the new replacement options. I understand that Personal Data will be held only as long as is necessary to implement, administer and manage my participation in the Offer to Exchange and the applicable plan. I understand that I may, at any time, view Personal Data, request additional information about the storage and processing of Personal Data, require any necessary amendments to Personal Data or refuse or withdraw the consent herein, in any case without cost, by contacting in writing my local human resources representative. I understand that refusal or withdrawal of consent may affect my ability to participate in the option exchange and the applicable plan. I understand that I may contact my local human resources representative for more information on the consequences of my refusal to consent or withdrawal of consent.

14. I UNDERSTAND THAT IF I DO NOT CLEARLY MARK THE BOX ELECTING TO EXCHANGE EACH OF MY ELIGIBLE OPTIONS ON THE ELECTION FORM, SUCH ELIGIBLE OPTIONS WILL NOT BE EXCHANGED.

I understand that none of the officers or employees of Micrel, the Board of Directors of Micrel or the Compensation Committee of the Board of Directors of Micrel is making any recommendation as to whether I should exchange or refrain from exchanging my eligible options, and that I must make my own decision whether to tender my eligible options, taking into account my own personal circumstances and preferences. I understand that the new replacement options may decline in value. I further understand that past and current market prices of Micrel common stock may provide little or no basis for predicting what the market price of Micrel common stock will be in the event I elect to exchange my options in accordance with the terms of this offer or at any other time in the future.

This Agreement does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the Election Form; (3) this Agreement to Terms of Election; (4) the 2003 Incentive Award Plan; and (5) the form of option agreement under the 2003 Incentive Award Plan.

If you are not able to submit your election electronically via the Offer website as a result of technical failures, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), you must complete a paper Election Form and return it by facsimile to (408) 435-2400 but it must be completed, signed and received by 11:59 P.M. Pacific Time, on October 30, 2009 (or such later time and date as may apply if the offer is extended). To obtain a paper Election Form, please either print a paper Election Form or contact Lia Punches at 1-408-435-4301 or lia.punches@micrel.com.

DELIVERY OF YOUR PAPER ELECTION FORM OTHER THAN VIA FACSIMILE TO MICREL,

INCORPORATED WILL NOT CONSTITUTE VALID DELIVERY.